UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-23915

United Golf Products, Inc. (n/k/a World Logistics Services, Inc.)

(Exact name of registrant as specified in its charter)

3620 Pelham Road, #319, Greenville, South Carolina 29615-5044

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 155

Pursuant to the requirements of the Securities Exchange Act of 1934, United Golf Products, Inc. (n/k/a World Logistics Services, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

United Golf Products, Inc. (n/k/a World Logistics Services, Inc.)

Date: June 10, 2008	By:	/s/ Kevin P. Brennan
	Name:	Kevin P. Brennan
	Title:	Chief Executive Officer